

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

<u>**VIA E-mail**</u>
Mr. Thomas W. Stoelk
Chief Financial Officer
Northern Oil and Gas, Inc.
315 Manitoba Avenue – Suite 200
Wayzata, MN  55391

> **Re:** **Northern Oil and Gas, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-33999**

Dear Mr. Stoelk:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 24

Drilling and Development Activity, page 26

1.      You state: "The following table does not include wells that were awaiting completion, in the process of completion or awaiting flowback subsequent to fracture stimulation." Expand this disclosure to explain why these wells have been excluded and to indicate the number of wells so excluded.

Proved Reserves, page 27

2.      You disclose that the 26% downward revision in the previous estimates of your proved undeveloped reserves is attributable to negative well performance within portions of your

areas of operation. Please tell us if the causes for these negative revisions have been fully incorporated into the reserves estimates for the additional PUD reserves added during 2013. Also tell us the extent to which you have taken into consideration the causes for these negative revisions in estimating your proved undeveloped reserves in the remaining portions of your areas of operation.

3. Please expand your disclosure of the changes in net quantities of proved reserves to include appropriate explanations of significant changes relating to extensions and discoveries, other additions and revisions of previous estimates, for each of the reporting periods shown, to comply with FASB ASC Topic 932-235-50-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, Senior Staff Accountant, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3489, with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant